08025809

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2008

Washington, DC 111

SEC FILE NUMBER
8-14108

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM / DD / YY) AND ENDING 12/31/07 (MM / DD / YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Guardian Investor Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Hanover Square
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John H. Walter (212) 598-1398
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

PROCESSED

MAR 20 2008

THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John H. Walter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Guardian Investor Services LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sr. Vice President & Controller
Title

Notary Public

JOSEPH J. SAPIENZA JR.
Notary Public, State of New York
No. 43-4827215
Qualified in Richmond County
Commission Expires Nov. 30, 2009

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on Internal Control.
- [x] (p) Statement of Cash Flows.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gúardian Investor Services LLC and Subsidiaries
(A wholly owned subsidiary of Guardian Life Insurance Company of America)
Consolidated Balance Sheet
December 31, 2007

Assets	
Cash and cash equivalents	$ 29,940,108
Cash segregated under federal regulations	10,000
Securities purchased under agreement to resell	14,515,144
Investments, at fair value	20,238,040
Total invested assets	64,703,292
Accounts receivable	17,578,431
Receivable from Guardian Life Insurance Company of America and its affiliates	926,559
Prepaid expenses and other assets	1,556,082
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	1,532,267
Goodwill	338,261,072
Other intangible assets, net of accumulated amortization	223,291,760
Total assets	$ 647,849,463
Liabilities and Member's Equity	
Due to Guardian Life Insurance Company of America and its affiliates	$ 4,927,896
Commissions payable	8,987,171
Accounts payable and accrued expenses	12,151,517
Deferred income tax liability	10,554,004
Minority interest in consolidated subsidiary	205,441,893
Total liabilities	242,062,481
Member's equity	377,926,727
Undistributed income	27,860,255
Total member's equity	405,786,982
Total liabilities and member's equity	$ 647,849,463

See notes to consolidated balance sheet.

END